Exhibit (a)(21)


          FOR IMMEDIATE RELEASE:  October 16, 1997


          INVESTOR CONTACT:      U.S. SURGICAL HOME PAGE  MEDIA CONTACT:
          Marianne Scipione      http://www.ussurg.com    Steve Rose
          Vice President                                  Director
          Corporate Communications                        Media Relations
          (203) 845-1404                                  (203) 845-1732
          marianne.scipione@ussurg.com                    steve.rose@ussurg.com


                     UNITED STATES SURGICAL WINS CIRCON
                      PROXY CONTEST BY DECISIVE MARGIN

           STOCKHOLDERS REMOVE CEO AUHLL FROM CIRCON BOARD, ELECT BOTH U.S.
                  SURGICAL NOMINEES AND ADOPT RESOLUTION TO SELL CIRCON


               NORWALK, Conn. -- United States Surgical Corporation (NYSE:USS) announced today that both of its nominees were elected by a decisive margin to the Board of Directors of Circon Corporation (NASDAQ:CCON), according to the final certified results of the votes cast at Circon's October 6, 1997 stockholders' meeting.
          The tally also showed that Circon stockholders overwhelmingly approved USS' resolution requesting the Circon Board seek the prompt sale of the company.

               Without including shares owned by Circon insiders or by USS, independent shareholders supported USS' nominees and approved USS' `Maximize Value Resolution' by a margin of nearly 4-to-1. Total support for USS' nominees and approval of the `Maximize Value Resolution' constituted nearly 70% of all shares voting at the meeting. As a result, Chairman and Director, Richard A. Auhll, and Director, Paul W. Hartloff, Jr., were defeated and will be replaced on the Circon Board of Directors by Professor Charles M. Elson and Lt. Gen. Victor H. Krulak, USS' nominees.

               Leon C. Hirsch, chairman of USS, stated, "We are grateful for the overwhelming support of our fellow stockholders.
          Circon's stockholders have voted by a substantial majority to elect our nominees and approve our `Maximize Value Resolution'. By doing so, they are instructing the Circon Board to promptly take concrete action aimed at seeking the sale of Circon. We are appalled that just yesterday after Circon's Board conceded that Richard Auhll and Paul Hartloff were defeated, they also announced that they may defy shareholder wishes and reappoint Richard Auhll to the board at its next meeting. We are very hopeful that Circon's Board and management will begin carrying out its obligation to its shareholders."

               United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.